UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             KONIGSBERG CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    50047L103
                                  (CUSIP Number)

                                 Adam Cegielski
                   90 Reynolds St., Oakville, Ontario, L6J 3K2
                                 (905) 330-1189

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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| 1 |     Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

           Adam Cegielski

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| 2 |     Check  the  Appropriate  Box  if  a  Member  of  a  Group      (a)[ ]
                                                                         (b)[ ]

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| 3 |     SEC  Use  Only


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| 4 |     Source  of  Funds
          PF

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| 5 |     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to
                                                   Items  2(d)  or  2(e)     [ ]

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| 6 |     Citizenship  or  Place  of  Organization
          Canadian

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                          | 7 |  Sole  Voting  Power
Number  of                          10,000,000
Shares  Bene            --------------------------------------------------------
ficially                  | 8 |  Shares  Voting  Power
Owned  by  Each                         N/A
Reporting               --------------------------------------------------------
Person  With              | 9 |  Sole  Dispositive  Power
                                    10,000,000

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                          | 10 |  Shared  Dispositive  Power
                                         N/A

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| 11 |     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
                                10,000,000

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| 12 |     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares
                                   N/A

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| 13 |     Percent  of  Class  Represented  by  Amount  in  Row  (11)
                                   51.5%

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| 14 |     Type  of  Reporting  Person
                                     IN

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ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the Common Stock of Konigsberg Corporation (the "Company"). The principal executive offices of the Company are located at 90 Reynolds St., Oakville, Ontario L6J 3K2.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)-(c) This Statement on Schedule 13D is being filed by Adam Cegielski. Mr. Cegielski's business address is 90 Reynolds St., Oakville, Ontario L6J 3K2. Mr. Cegielski is the Chief Executive Officer, Chief Accounting Officer, President, Treasurer, Secretary and Director of the Company.

(d)-(e) During the last five years, Mr. Cegielski: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Cegielski  is  a  citizen  of  Canada.

ITEM  3.  SOURCE  OF  AMOUNT  OF  FUNDS  OR  OTHER  COMPENSATION

On March 27, 2006, the Company's then Chief Executive Officer and Sole Director, Susan Downing, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Adam Cegielski, who up until that time had not been affiliated with Konigsberg Corporation (the "Company"). Pursuant to the Purchase Agreement, Mr. Cegielski purchased ten million (10,000,000) shares of the Company's common stock from Ms. Downing for aggregate consideration of $30,000. The Purchase Agreement closed on March 27, 2006 (the "Closing").

As a result of the Closing, Mr. Cegielski obtained majority voting control over the Company, as the 10,000,000 shares which he purchased constituted 51.5% of the Company's outstanding shares of common stock based on 19,400,000 shares of common stock outstanding as of March 27, 2006 (the "Change in Control").

In connection with the Change of Control of the Company (described above under Item 5.01), the Company's then Chief Executive Officer, President, Principal Accounting Officer, Treasurer and Secretary, Susan Downing, resigned on March
27,  2006,  and  Mr.  Cegielski  was  appointed as the Company's Chief Executive
Officer,  President,  Principal  Accounting  Officer,  Treasurer  and Secretary.

Additionally, also on March 27, 2006, Ms. Downing resigned as the Company's sole Director and Mr. Cegielski was appointed as the Company's sole Director to fill the vacancy left by her resignation.

ITEM  4.  PURPOSE  OF  TRANSACTION

Mr. Cegielski acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Cegielski may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Cegielski also acquired the securities of the Company in a transaction which may relate to or result in:

     (a) the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

     (b)  a  reorganization  involving  the  Company;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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     (d)  a change  in  the  present  board  of  directors and management of the
          Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) a material change in the present capitalization or dividend policy of the Company;

     (f) other material changes in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Cegielski does not have any plans or proposals which relate to or result in:

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated in (h) through (i), above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Adam Cegielski beneficially owns 10,000,000 shares, or 51.5% of common stock of the Company.

     (b) Mr. Cegielski has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 10,000,000 of the shares beneficially owned by Mr. Cegielski.

     (c) Mr. Cegielski acquired the common stock as a result of the transactions discussed in Item 3, above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Cegielski.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     Exhibit 10.1* Stock Purchase Agreement between Susan Downing and Adam Cegielski


* To be filed as Exhibit 10.1 to a Form 8-K to be filed with the Securities and Exchange Commission on the same date as the filing of this Schedule 13d, and incorporated herein by reference.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2006

By:  /s/  Adam  Cegielski
     ---------------------
     Adam  Cegielski

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